

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

March 12, 2009

<u>Via U.S. Mail and Fax (416) 203-0099</u>
Mr. Hemdat Sawh
Chief Financial Officer
Crystallex International Corporation
18 King Street East, Suite 1210
Toronto, Ontario
Canada M5C 1C4

      Re:    Crystallex International Corporation
              Form 40-F for the Fiscal Year Ended December 31, 2007
              Filed April 1, 2008

              File No. 1-14620

Dear Mr. Sawh:

      We have reviewed your response letter dated January 30, 2009 and have the following comment. Please provide a written response to our comment.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 40-F for the fiscal year ended December 31, 2007

Note 2. Significant Accounting Policies

Revenue recognition, page

1.      We note your response to prior comment 5 in our letter dated December 30, 2008, and we have additional comments.  Please respond to each of the following subparts to clarify your accounting policies for us.  We note that following your response, we may have additional comments regarding your accounting and/or your disclosures.  In all instances, please respond with regard to your accounting policies and treatment under U.S. GAAP only (SFAS 52 and related U.S. GAAP literature).

> (a) Clarify for us the *functional currency* of your Venezuelan operations, as that term is defined in SFAS 52.

> (b) Tell us whether *remeasurement* into your functional currency is required in accordance with paragraph 10 of SFAS 52 for your Venezuelan operations and, if so, whether you are currently using the parallel or the official rate for this purpose.

> (c) Clarify whether you *translate*, as that term is defined in SFAS 52, the financial statements of your Venezuelan operations into U.S. dollars using the parallel or official rate.

> (d) Both for *remeasurement* and *translation* purposes, and differentiating between the two if necessary, where you are now using the parallel rate, clarify precisely when in 2007 you began using the parallel rate.

> (e) Tell us whether your decision to *remeasure* and/or *translate* using the parallel rate corresponded precisely to when you began selling gold in October 2007 to businesses other than the Central Bank of Venezuela.

> (f) If you are *translating* using the parallel rate, tell us how you considered the decision by the International Practices Task Force (IPTF) in June 2, 2008, which states at View A of Issue 2, "The existence of the parallel market does not constitute unusual circumstances potentially justifying the use of an exchange rate other than the Official Rate for purposes of foreign currency translation."

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bob Carroll at (202) 551-3362 or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Chris White

Chris White
Branch Chief